Town Hall Meeting
August 8, 2014
Omar Ishrak
Chairman and CEO
Medtronic, Inc.
Filed by Medtronic, Inc. (SEC File No.: 001-07707)
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Covidien plc
Form S- 4 File No.: 333-197406
Date: August 8, 2014

Medtronic to Acquire Covidien Creates the premier global medical technology and services company with unmatched breadth and patient reach

The Medtronic Mission: A Shared Sense
of Purpose
To contribute to human welfare…alleviate pain,
restore health, and extend life…
To direct our growth in the areas of maximum
strength and ability…to continuously build on these
areas through education and knowledge…
To strive without reserve for the greatest reliability
and quality… to be recognized as a company of
dedication, honesty, integrity, and service…
To make a fair profit…
To recognize the personal worth of employees…
To maintain good citizenship as a company.
“
”

Improve Clinical Outcomes Expand Access Optimize Cost and Efficiency Universal Healthcare Needs

Economic Value Globalization Strategies Therapy Innovation Universal HC needs Improve clinical outcomes Expand access Optimize cost and efficiency Strategies to Address Healthcare Needs

Joe Almeida
Chairman, President & CEO, Covidien
•
President and CEO since 2011
•
Chairman since 2012
•
17 years with Covidien
•
23 years industry experience
•
Chairman, AdvaMed Board
of Directors
•
Partners in Health, Business
Roundtable
•
Board Member, State Street Bank
•
B.S. in Mechanical Engineering

Strategic Fit

Combination Results in Strategic Diversification Surgical Surgical Solutions Solutions Respiratory & Respiratory & Patient Care Patient Care

Therapy Innovation:
Delivering strong
launch cadence of meaningful therapies
and procedures
Globalization:
Addressing the inequities
in healthcare access globally
Economic Value:
Becoming a leader
in value-based healthcare by incorporating
EV into our DNA
Uniquely positioned to expand our industry-
leading franchises through our three
differentiated strategies:
A Strong Strategic Fit
&

Three Key Benefits for Medtronic and Covidien
Therapy Innovation
Therapy
Innovation
1. Strengthen and enhance Peripheral Vascular
and Neuroscience portfolios
2. Leverage adjacencies in Medtronic Surgical
Technologies and Covidien Surgical Solutions
3.   Accelerate market adoption of early stage
Covidien therapies

Combined Company Immediately Accelerates
Ability to Expand Global Access
countries
150
+
locations
300
+
combined
EM revenue
$3.7B
Broader presence facilitates more rapid expansion
Covidien products such as surgical tools and capital
equipment are adopted earlier in hospitals, becoming
a base for Medtronic chronic disease therapies
Combined R&D and manufacturing breadth globally
enables broader government partnerships

Cath Lab Managed Services
(Europe)
Cardiac & Vascular
Line Administrator (U.S.)
General Surgery
Line Administrator (U.S.)
General Surgery Managed
Services (Europe)
Opportunities to Become Robust Unmatched
Integrated Health Solutions Partner
Economic Value
Value primarily realized in
post-acute settings
Cardiocom
Value primarily realized in
hospital efficiencies
Covidien Sensors

Integration Guidelines

Guiding Principles for Integration
•
Continue to act as independent
companies until transaction close
•
Keep focus and protect current
business momentum in our
respective companies
•
Plan for integration now to be
ready for Day 1 post-close
•
Focus on creating lasting value
beyond stated cost synergies
•
Frequent, open communication
on key decisions

Integration Team Structure
Integration Leads
Medtronic Covidien
Medtronic Covidien
Geoff Martha
Bill Burke
Integration Management Office (IMO)
Medtronic Covidien
Steering Committee
Strategy & Master Planning
Medtronic Covidien
BUs/Franchises
Medtronic Covidien
Finance
Medtronic Covidien
Baseline & Value Capture
Medtronic Covidien
Culture, Change Mgmt, Comms
Medtronic Covidien
Talent Management Processes
Medtronic Covidien
Regions
Medtronic Covidien
Growth Acceleration
Medtronic Covidien
Human Resources
Medtronic Covidien
IT
Medtronic Covidien
Mfg/Supply Chain
Medtronic Covidien
Legal/Gov’t Affairs
Medtronic Covidien
Clinical/Regulatory
Medtronic Covidien
Quality
Medtronic Covidien
Cross-functional teams Commercial teams Functional teams
Strategy & Business Dev
Medtronic Covidien

Combined Impact

Accelerating Covidien Early Stage Therapies
Interventional Lung: For Lung Cancer
Interventional GI (Barrett's):
For Barrett's Esophagus (pre-cancerous)
Stroke: SWIFT PRIME Clinical Trial
Open to Minimally Invasive Surgery:
e.g. Bariatric Minimally Invasive Surgery
Capnography:
CO2
Monitoring

Transforming Healthcare Around the World to Improve More Lives Every 3 seconds Together: $27 Billion Healthcare Leader 87,000+ Employees Life-Changing Impact for Millions of Patients

? Q&A

Disclaimers
NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint
Proxy Statement of Medtronic and Covidien that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the
Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS
(INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE
THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS.
Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by
Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling  763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

Disclaimers (cont’d)
PARTICIPANTS IN THE SOLICITATION
Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy
Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated
July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Disclaimers (cont’d)
Cautionary Statement Regarding Forward-Looking Statements
Statements contained in this communication that refer to New Medtronic’s, Medtronic's and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic's and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,”
“could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance.  Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic's business, Medtronic's business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic's and Covidien's products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic's and Covidien's facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic's,  Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic's periodic public filings with the SEC, including but not limited to
Medtronic's Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the SEC, including but not limited to
Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic's and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-
looking statements.

Disclaimers (cont’d)
Statement Required by the Irish Takeover Rules
The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of
Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.
NO PROFIT FORECAST / ASSET VALUATIONS
No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

Town Hall Meeting Omar Ishrak Chairman and CEO Medtronic, Inc.